

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 15, 2008

Via U.S. Mail and Fax (305-477-6435)
Mr. George Schilling
Chief Executive Officer and President
Calypso Wireless, Inc.
2500 N. W. 79th Avenue, Suite 220
Doral, FL 33122

> RE: **Calypso Wireless, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed August 29, 2007 and amended January 10, 2008**
>
> **Form 10-QSB for the quarter ended June 30, 2007**
> **Filed August 30, 2007 and amended January 10, 2008**
> **File No. 1-8497**

Dear Mr. Schilling:

    We have reviewed your supplemental response letter dated January 2, 2008 as well as the above referenced filings and have the following comments. As noted in our comment letter dated September 25, 2007, we have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

General

1.   Please file a Form 10-QSB for the period ended September 30, 2007 pursuant to Item 310(b) of Regulation S-B.

2.   Refer to your Form 8-K filed December 7, 2007 and to the proxy filed January 3, 2008. We note in the Form 8-K that you state that you believe that shares of common stock were issued without board approval. Please tell us the timing and nature of the transactions related to the issuance of these shares, the amount of shares issued and the consideration received in conjunction with the issuances. Tell us how you accounted for the issuance of shares. Please provide detailed disclosure of the nature, timing and amount of the transactions related to these stock issuances in your filings filed pursuant to the Securities Act of 1934.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director